VIA EDGAR

December 5, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Duc Deng

Re:	Tejon Ranch Co. – Request for Withdrawal of

Post-Effective Amendment No. 1 to Registration

Statement on Form S-3 (File No. 333-184367)

Dear Mr. Deng:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Tejon Ranch Co., a Delaware corporation (the “Company”), respectfully requests the withdrawal of Post-Effective Amendment No. 1 to the Company’s registration statement on Form S-3 (File No. 333-184367) filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2013 (the “Amendment”). The Company is requesting the withdrawal of the Amendment pursuant to discussions with the SEC.

Please direct any questions regarding this correspondence to William Wortmann of Gibson, Dunn & Crutcher LLP at (213) 229-7075.

Sincerely,

/s/ Allen E. Lyda

Allen E. Lyda

Executive Vice President and Chief Financial Officer